                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   __________

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                                   __________

                                ALLIED Group, Inc.
                       ------------------------------------------------
                           (Name of Subject Company)

                                ALLIED Group, Inc.
                       ------------------------------------------------
                      (Name of Person(s) Filing Statement)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    019220102
                         ------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                   __________

                              GEORGE OLESON, ESQ.
                      Vice President and Corporate Counsel
                               ALLIED Group, Inc.
                                710 Fifth Avenue
                          Des Moines, Iowa 50391-2000
                                 (515) 280-4211
                        -----------------------------------------------
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                       on behalf of the person(s) filing)

                                With a copy to:

                              STEVEN OSTNER, ESQ.
                              Debevoise & Plimpton
                                875 Third Avenue
                            New York, New York 10022
                                 (212) 909-6000

ITEM 1. SECURITY AND SUBJECT COMPANY.

          The name of the subject company is ALLIED Group, Inc., an Iowa corporation (the "Company"). The address of the principal executive offices of the Company is 701 Fifth Avenue, Des Moines, Iowa 50391-2000. The title of the class of equity securities to which this Statement relates is the common stock, no par value (the "Shares"), of the Company.


ITEM 2.  TENDER OFFER OF THE BIDDER.

          This Statement relates to the tender offer by Nationwide Mutual Insurance Company, an Ohio corporation ("Nationwide"), and Nationwide Group Acquisition Corporation, an Ohio corporation and a wholly-owned subsidiary of Nationwide ("Nationwide Sub" and, collectively with Nationwide, the "Bidder"), disclosed in a Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission (the "Commission") on May 19, 1998 (as the same may be amended from time to time, the "Schedule 14D-1"), to purchase up to 30,634,052 Shares, at a price of $47 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which collectively constitute the "Offer").

          According to the Schedule 14D-1, the address of the principal executive offices of each of Nationwide and Nationwide Sub is One Nationwide Plaza, Columbus, Ohio, 43215.


ITEM 3.  IDENTITY AND BACKGROUND.

          (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

          (b) Nationwide, in addition to commencing the Offer has also proposed to the Board of Directors of ALLIED Mutual a merger of ALLIED Mutual into Nationwide, and has indicated its willingness to acquire all of the outstanding shares of common stock held by the public shareholders of ALLIED Life for $30 a share. Nationwide has also offered to distribute $110 million of cash to ALLIED Mutual's policyholders in connection with the merger. Certain of the directors and officers of the Company are also directors and/or officers of ALLIED Mutual and/or of ALLIED Life. A majority of the Company's directors Messrs, Carpenter, Colby, Jacobson, Taylor, Timmons and Willis (the "Unaffiliated Directors"), are not officers or directors of, or otherwise affiliated with, either ALLIED Mutual or ALLIED Life. Except as described herein or in Annex A hereto, which is incorporated herein by reference, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) any of the Company's executive officers, directors or affiliates or (ii) Bidder and its executive officers, directors or affiliates. Reference is made to the information contained under the captions "Compensation of the Members of the Board of Directors and the Outside Director Stock Purchase Plan," "Security Ownership of Directors and Executive Officers," "Board Compensation Committee Report on Executive Compensation" and "Compensation of Executive Officers" in the Company's proxy statement dated March 27, 1998 relating to the Company's 1998 Annual Meeting of Stockholders (the "1998 Proxy Statement"), the relevant portions of which are filed as Exhibit 1 hereto and are incorporated herein by reference.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

          (a)-(b) The Board of Directors of the Company acting on the unanimous recommendation of a committee (the "Committee") consisting of all of the Unaffiliated Directors has unanimously determined to recommend that shareholders do not tender their shares in response to the Offer at this time. The reasons for this determination are as follows:

     (i) Representatives of the Company have met with representatives of Nationwide during the last several days to determine the terms, if any, on which a negotiated transaction would be available. On June 1, Nationwide stated it was prepared to increase the per Share price of its Offer to $48.25 as part of a negotiated merger agreement, and also to reduce the amount of the termination fee that would be payable by the Company under certain circumstances pursuant to Nationwide's merger agreement. On June 1, as directed by the Board of Directors on the recommendation of the Committee, Morgan Stanley informed Nationwide that the Board was prepared in principle to recommend a transaction at that price and with the revised termination fee provision, subject to negotiation of an acceptable transaction agreement.

     (ii) Because negotiations with Nationwide concerning the proposed transaction agreement are ongoing, the Board of Directors, acting on the recommendation of the Committee, believes that it would be premature for shareholders to tender their Shares in response to the Offer at this time and recommends that Shareholders defer making a decision whether to tender while the Board and its advisors continue discussions with Nationwide and its advisors.

          A copy of a press release communicating the Board's position is filed as 3 hereto and is incorporated herein by reference.

June 1, 1998

          Background. On January 26, 1998, John E. Evans, Chairman of the Company, received a telephone call from Dimon R. McFerson, Chairman and Chief Executive Officer of Nationwide Insurance Enterprise. In the call, Mr. McFerson expressed Nationwide's interest in a possible transaction with the Company, ALLIED Mutual Insurance Company ("ALLIED Mutual") and ALLIED Life Financial Corporation ("ALLIED Life"; collectively with the Company and ALLIED Mutual, "ALLIED").

          On January 28, 1998, at the request of Mr. McFerson, Mr. Evans, Douglas L. Andersen, President and Chief Executive Officer of the Company, and other representatives of the Company met with representatives of Nationwide to discuss Nationwide's interest in acquiring each of the Company, ALLIED Mutual and ALLIED Life. After the January 28, 1998 meeting, Nationwide provided a draft confidentiality agreement to Mr. Andersen which did not include customary standstill provisions.

          On February 6, 1998, Mr. McFerson and Mr. Andersen engaged in further discussions by telephone regarding Nationwide's interest in acquiring the
Company, ALLIED Mutual and ALLIED Life.   Mr. McFerson requested that the
Company, ALLIED Mutual and ALLIED Life agree to deal exclusively with Nationwide. Mr. Andersen informed Mr. McFerson that the ALLIED companies would not agree to deal exclusively with Nationwide, expressed concerns about the absence of an acceptable confidentiality agreement and other elements of Nationwide's proposal and stated that Nationwide's proposal could not be considered formally until it was received in writing by the Company, ALLIED Mutual and ALLIED Life. On February 10, 1998, the Company provided to Nationwide its own form of confidentiality agreement, executed by the Company, which included a customary standstill provision.

          Also, on February 10, 1998, Nationwide sent draft merger agreements to the Company, which provided for a transaction whereby Nationwide's wholly-owned subsidiaries would acquire the Company and ALLIED Life and Nationwide would merge with ALLIED Mutual. The draft merger agreements provided for the purchase of the Shares for $47 per Share and the purchase of all outstanding shares of ALLIED Life for $30 per share, subject to various conditions, including that the acquisition of all three ALLIED companies close simultaneously. The draft merger agreement with ALLIED Mutual provided for no distribution to ALLIED Mutual's policyholders. Each of the merger agreements included provisions requiring payment to Nationwide of termination fees, totaling $75 million in the aggregate, plus expenses of Nationwide in the event of the termination of the merger agreement under certain circumstances.

          On February 17, 1998, at a joint meeting of the Boards of Directors of the Company, ALLIED Mutual and ALLIED Life, Nationwide's proposal and proposed merger agreements were discussed. Following the joint Board meeting, a special meeting of the Board of Directors of the Company was convened. At that meeting it was noted that Nationwide's proposal was contingent on the consummation of transactions with all three ALLIED companies. The Board discussed the potential difficulty in obtaining approval from ALLIED Mutual policyholders and ALLIED Life shareholders, that the Company's employees and independent agents could perceive the proposal and change in control unfavorably and that the Company could suffer loss of business and disruption of its employee force. The Board noted that Nationwide's proposal included an exclusivity provision which restricted the Company from soliciting proposals from third parties and which limited the Board's ability to accept a superior offer from a third party for a period of 180 days. The Board also noted that Nationwide had refused to sign a confidentiality agreement with a standstill provision that would prevent it from making a hostile bid for a specified period of time after it had reviewed confidential documents of the Company. The Board discussed the various regulatory approvals required before the acquisition could be approved and the uncertainty of obtaining those approvals. Finally, the Board noted that the substantial termination fees proposed by Nationwide presented additional risk to the Company. The Board determined that the proposal was not in the best interests of the Company and its shareholders and unanimously (with one member absent) determined that the proposal should be rejected.

          On February 19, 1998, at a special joint meeting of the Executive Committees of the Company, ALLIED Mutual and ALLIED Life, Mr. Andersen was authorized to advise Mr. McFerson that Nationwide's proposal had been rejected.

          On February 19, 1998, Nationwide sent to the Company a form of confidentiality agreement, signed on behalf of Nationwide and Nationwide Sub, which again did not contain the standstill provision and certain other items that the Company had proposed.

          On February 20, 1998, Mr. Andersen informed Mr. McFerson via telephone that the respective Boards of ALLIED had rejected Nationwide's proposal as presented.

          Later on February 20, 1998, Nationwide sent to the Company a letter indicating that Nationwide was withdrawing the executed confidentiality agreement that it had sent to the Company on February 19, 1998.

          On May 1, 1998, Mr. McFerson telephoned Mr. Evans to express that Nationwide wished to re-initiate contact with ALLIED. Mr. Evans indicated that Nationwide should speak with Mr. Andersen, but requested that Nationwide delay contacting Mr. Andersen for 30 days.

          On May 18, 1998, Mr. McFerson made an unannounced visit to the Company's Des Moines, Iowa offices and asked to see Mr. Andersen. However, Mr. Andersen and other executive officers of the Company were out of the country. Members of the Company's legal department met with Mr. McFerson, who stated that the purpose of his visit was to announce a tender offer for all the Shares.
Mr. McFerson delivered three letters, addressed to each of the ALLIED companies, which letters were also publicly released by Nationwide, communicating the substance of the Offer.

          Also, on May 18, 1998, Nationwide and Nationwide Sub filed a complaint against the Company and its directors in the United States District Court for the Southern District of Iowa seeking, among other things, an order compelling the Company Board to approve the Offer and the Proposed Merger for purposes of
Section 490.1110 (the "Business Combination Statute," which is further discussed under Item 8 below) of the Iowa Business Corporation Act (the "Iowa Corporation Act"). A copy of this complaint is filed as Exhibit 4 hereto and is incorporated by reference herein.

          Later on May 18, 1998, the Company issued a press release stating that the Board would review the Offer and requesting shareholders not to tender their Shares until they have been advised of the Board's position with respect to the Offer. A copy of the press release is filed as Exhibit 5 hereto and is incorporated by reference herein.

          On May 19, 1998, the Directors of the Company convened by conference call to discuss the Offer. At the recommendation of the Unaffiliated Directors, the Directors authorized the retention of Morgan Stanley as the Company's financial advisor concerning the Offer or any other acquisition transaction.

          Also on May 19, Nationwide delivered two letters to the Company requesting that the Company provide Nationwide with a list of the Company's shareholders. The Company delivered letters to Nationwide, dated May 21, 1998 and May 22, 1998, advising Nationwide that, as permitted by law, the Company was electing to deliver the Bidder's tender offer materials to the Company's shareholders rather than provide Nationwide with a shareholder list.

          On May 22, 1998, the Company's Board received a letter from Nationwide stating that Nationwide intended to file a proxy statement that proposes to call a special meeting of shareholders of the Company for the purpose of removing the members of the Board and electing new directors who support the Offer.

          On May 27, 1998, the Board of the Company met with management and the Company's financial and legal advisors. The Board authorized the Committee to conduct or supervise negotiations, if any, with Nationwide or with any other party, on behalf of the Company; to make recommendations to the Board as to any proposed transaction; to consult with ALLIED Mutual and ALLIED Life and their financial advisors; and to give instructions to Morgan Stanley. Following the meeting of the Board, the Committee met with the Company's financial and legal advisors to discuss the Offer and the Company's response. The Committee authorized Morgan Stanley to contact Nationwide's financial advisor, who had expressed an interest in meeting, to discuss the possibility of a mutually acceptable negotiated transaction.

          On May 28, 1998, the Company, Nationwide and Nationwide Sub entered into an agreement as to the confidentiality of settlement discussions on or before June 2, 1998 regarding the litigation filed by Nationwide. A copy of the confidentiality agreement is filed as Exhibit 6 hereto and is incorporated by reference herein. Beginning on May 28, 1998, representatives of Morgan Stanley (consulting with and under the supervision of the Committee) and representatives of Nationwide's financial advisor met on several occasions to discuss the terms of the Offer and whether a negotiated transaction could be achieved.

          On June 1, Nationwide stated that it was prepared to increase the per Share price of its Offer to $48.25 as part of a negotiated merger agreement, and also to reduce the amount of the termination fee that would be payable under certain circumstances pursuant to Nationwide's proposed merger agreement. On June 1, as directed by the Board of Directors on the unanimous recommendation of the Committee, Morgan Stanley informed Nationwide that the Board determined that it was prepared in principle to recommend a transaction at that price and with the revised termination fee provisions, subject to negotiation of an acceptable transaction agreement.

         Discussions between representatives of the Company and representatives of Nationwide are ongoing at this time regarding the terms of a mutually acceptable transaction agreement.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

          Pursuant to an engagement letter, dated May 22, 1998, the Company has retained Morgan Stanley to render financial advisory services to the Company in connection with Nationwide's proposal and such other matters as may be agreed upon by the Company and Morgan Stanley. The Company has agreed to pay Morgan
Stanley: (i) an initial advisory fee of $250,000, payable immediately, and an additional advisory fee of $75,000 per month for any month after an initial two-month advisory period (collectively, the "Advisory Fees"); (ii) a fee of $1,000,000 (the "Opinion Fee"), which becomes payable upon delivery by Morgan Stanley of an opinion (whether oral or written, as requested by the Company) to the Board of Directors of the Company or its shareholders in connection with the Offer or any alternate transaction; and (iii) a final fee (the "Conclusion Fee") of $6,000,000 (less the Advisory Fees and Opinion Fee) upon the first occurrence of any of the following events: (a) Nationwide withdraws its Offer, (b) twelve months from the date of the engagement letter, if no change of control (as defined in the engagement letter) of the Company has occurred, or (c) the Company is involved in an acquisition transaction or otherwise experiences a change of control prior to that time.

          The Company has also agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses, including reasonable fees and expenses of counsel, and to indemnify Morgan Stanley and certain related persons against certain liabilities in connection with their engagement including liabilities under the federal securities laws.

          The Company has retained Abernathy MacGregor Frank ("Abernathy") as public relations adviser and Innisfree M&A Incorporated ("Innisfree") to assist the Company with its communications to stockholders with respect to, and to provide other services to the Company in connection with, the Offer. The Company will pay Abernathy and Innisfree reasonable and customary compensation for their respective services, and will reimburse Abernathy and Innisfree for their reasonable out-of-pocket expenses incurred in connection therewith.

          Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

          (a) Except as described in Annex B hereto, which is incorporated by reference herein, there have been no transactions in the Shares during the past 60 days by the Company or, to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

          (b) To the best knowledge of the Company, no executive officer, director, affiliate or subsidiary of the Company has any present intention to tender any Shares pursuant to the Offer. The foregoing statement does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such decision to tender.


ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

          (a) - (b) See the response to Item 4, concerning discussions between the Company and Nationwide to discuss the possibility of a mutually acceptable negotiated transaction involving the acquisition by Nationwide of the Company. As of the date hereof, there have been contacts with third parties as to their possible interest in acquiring or merging with the Company, but negotiations regarding potential transactions with third parties have not yet commenced. Except as stated in the preceding two sentences, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

          The Board has determined, by resolution adopted at the Board meeting on June 1, 1998, that disclosure of the substance of negotiations concerning, or the possible terms of, or potential parties to, any such transactions or proposals prior to an agreement in principle with respect thereto would jeopardize continuation of such negotiations and has directed that no such disclosure be made unless and until such agreement in principle or a definitive agreement has been reached.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

Insurance Law Matters.

          The Company, which is incorporated in Iowa, directly or through its subsidiaries, owns three property-casualty insurance companies domiciled in Iowa and one excess and surplus lines insurance company domiciled in Arizona. Accordingly, the acquisition of Shares pursuant to the Offer may require filings with, and approvals of, state insurance regulatory authorities (the "Insurance Commissions" or "Insurance Commissioners") under the respective insurance codes (the "Insurance Codes") of Iowa and Arizona as well as Ohio, the domiciliary state of Nationwide.

          The Insurance Codes of Iowa and Arizona and the rules that have been promulgated thereunder each contain provisions applicable to the acquisition of "control" of a domestic insurer, including a presumption of control that arises from the ownership of ten percent (10%) or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. Generally, any person seeking to acquire voting securities, such as the Shares, in an amount that would result in such person controlling, directly or indirectly, a domestic insurer must, together with any person ultimately controlling such person, file with the relevant Insurance Commissioner certain information concerning the acquisition of control (generally known as a "Form A") and send a copy of each Form A to the domestic insurer. On the date of the Offer, Nationwide and Nationwide Sub made Form A filings with the Insurance Commissions of Arizona and Iowa and sent copies thereof to the relevant domestic insurer.

          In both Iowa and Arizona, the Form A filings trigger public hearing requirements and commence statutory periods within which decisions must be rendered approving or disapproving the acquisition of control of the Company by Nationwide and Nationwide Sub The periods within which hearings must be commenced or decisions rendered generally do not begin until the relevant Insurance Commissioner has deemed the Form A filing complete. The Insurance Commissioner has discretion to request that additional information be furnished before it deems the Form A filing complete. The Insurance Codes provide certain statutory standards for the approval or the disapproval of the acquisition of control of the Company. However, the Insurance Codes also permit the Insurance Commissioners discretion in determining whether such standards have been met.

          The Insurance Commissioner has discretion to request that Nationwide and Nationwide Sub furnish additional information before such Insurance Commissioner deems the Form A filing complete. The Iowa and Arizona Insurance Codes both provide that a public hearing must be commenced within thirty (30) days after the Form A is filed and that the relevant Insurance Commissioner must make the determination within thirty (30) days after the conclusion of such hearing.

          The Iowa and Arizona Insurance Codes both generally require the relevant Insurance Commissioner to approve the application for the acquisition of control unless the Insurance Commissioner determines, after a public hearing, that such application should be disapproved on one or more prescribed regulatory grounds. The Iowa and Arizona Insurance Codes also contain provisions providing generally for judicial review of an Insurance Commissioner's order.

          On May 21, 1998, the Iowa Department of Insurance provided to the Company notice of a hearing to be held on June 9, 1998 with respect to the Form A approval. No notice of a hearing has been provided by the Arizona Department of Insurance.

          The Company is reviewing the Form A's filed by Nationwide in both Iowa and Arizona and, depending on the outcome of ongoing discussions with Nationwide, may seek to reschedule the hearing scheduled for June 9, 1998 and may seek discovery in connection with the Form A's in both Arizona and Iowa.

State Corporation Law Requirements

          In the Offer to Purchase, Nationwide has stated its intention, as soon as practicable following consummation of the Offer, to seek to have the Company consummate a merger with Nationwide Sub with the Company continuing as the surviving corporation (the "Proposed Merger"), pursuant to which each then remaining Share outstanding (other than Shares owned by Nationwide or any of its wholly owned subsidiaries, Shares held in the treasury of the Company, and Shares held by shareholders who perfect any appraisal rights under the Iowa Corporation Act) would be converted into the right to receive $47.00 net per Share in cash. The Proposed Merger, including its timing and details, is subject to, among other things, the provisions of the Iowa Corporation Act, including the Business Combination Statute. In general, under the Iowa Corporation Act and the Company Articles (as defined below), the approval of the Company's Board and the affirmative vote of the holders of a majority of the outstanding Shares and the shares of 6 3/4% Series Preferred Stock of the Company (including any shares owned by Nationwide or Nationwide Sub), voting together as a single class, would be required to approve the Proposed Merger.

          The Business Combination Statute generally provides that an Iowa corporation may not engage in a "Business Combination," defined to encompass a variety of transactions including mergers, with an "Interested Shareholder," defined generally as a person that is the owner of ten percent (10%) or more of the outstanding voting stock of the corporation, for three years after the shareholder became an Interested Shareholder, unless (a) the Business Combination is approved by the corporation's board before the shareholder becomes an Interested Shareholder, (b) the Interested Shareholder, upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, owned at least eighty-five percent (85%) of the voting shares of the corporation, excluding those shares owned by officers and directors, or (c) after the shareholder becomes an Interested Shareholder, the Business Combination is approved by the corporation's board and authorized by the affirmative vote of at least two-thirds of the voting stock, excluding that of the Interested Shareholder.


Pending Litigation

          In addition to the litigation filed by Nationwide and described in the response to Item 4, the following litigation is pending that relates to the Offer or that is otherwise significant.

          On May 21, 1998, a class action on behalf of all shareholders of the Company was filed in Iowa District Court in and for Polk County, Iowa. Plaintiffs seek to compel the Company to consider the Offer or, in the alternative, to recover damages caused by an alleged breach of the fiduciary duty owed by the Board of Directors to its shareholders. A copy of this complaint is filed as Exhibit 7 hereto and is incorporated by reference herein.

          On December 31, 1997, a complaint was filed by Mary M. Rieff, a policyholder of ALLIED Mutual, in the Iowa District Court in and for Polk County Iowa, against the Company and certain other individuals who are or were officers and/or directors of ALLIED Mutual and the Company. The complaint, an alleged policyholder derivative action brought on behalf of ALLIED Mutual, asserts, among other things, (a) that the defendants were responsible for the
                     -
inappropriate transfer of ALLIED Mutual's corporate assets, the seizure of certain corporate opportunities, and the implementation of an improper de facto demutualization without informing or compensating policyholders or receiving the appropriate approval from regulatory authorities; (b) that this allegedly
                                                   -
wrongful demutualization began on or about January 1, 1985 and was accomplished through transfers of ALLIED Mutual's assets to the Company and to the individual defendants for inadequate consideration; (c) that the individual defendants
                                          -
breached fiduciary duties owed to ALLIED Mutual, wasted its corporate assets, and intentionally interfered with its contracts, prospective business advantage, and business relationships; and (d) that the defendants improperly transferred
                                 -
substantial ownership of and control over the Company and ALLIED Mutual's insurance business. The complaint further asserts that as a result of the foregoing, ALLIED Mutual and its policyholders have suffered damages in excess of

$500 million. The complaint requests an accounting of the assets allegedly wrongfully transferred to the Company and compensation to ALLIED Mutual for the value of such assets, for the seizure of corporate opportunities, and for the de factor demutualization of ALLIED Mutual. The complaint also asks for certain other relief, including attorneys' fees and costs, equitable relief and interest, and restitution for any assets wrongfully transferred or conveyed. A copy of this complaint is filed as Exhibit 8 hereto and is incorporated by reference herein. On June 1, 1998, the plaintiff filed a motion seeking to enjoin the defendant directors of ALLIED Mutual from considering, negotiating or approving any transaction on behalf of ALLIED Mutual with Nationwide or any third party because of alleged conflicts of interest of the members of the Board of Directors of ALLIED Mutual. A copy of the motion is filed as Exhibit 2 hereto and incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1     Pages 7-8, 10-12 and 14-16 of the Company's Proxy
              Statement, dated March 27, 1998, in connection with the May 5, 1998 Annual Meeting of Stockholders.

Exhibit 2     Motion filed in Rieff v. ALLIED Group in the
              Iowa District Court in and for Polk County on June 1,
              1998./*/

Exhibit 3     Text of Press Release issued by the Company on June
              2, 1998./*/

Exhibit 4 Complaint filed by Nationwide and Nationwide Sub in the United States District Court for the Southern
              District of Iowa on May 18, 1998.

Exhibit 5     Text of Press Release issued by the Company on May
              18, 1998.

Exhibit 6 Confidentiality Agreement, dated May 28, 1998, among the Company, Nationwide and Nationwide Sub

Exhibit 7     Complaint filed in Brickell v. Andersen in the Iowa
              District Court in and for Polk County on May 21,
              1998.

Exhibit 8     Complaint filed in Rieff v. Allied Group in the
              Iowa
              District Court in and for Polk County on December
              31, 1997.

Exhibit 9 Amended and Restated ALLIED Group Intercompany Operating Agreement, dated August 25, 1993, by and among ALLIED Mutual Insurance Company, ALLIED Group, Inc., ALLIED Life Financial Corporation and certain of their subsidiaries.
------------------
*    to be filed by amendment.

Exhibit 10 First Amendment, dated November 1, 1993, to Amended and Restated ALLIED Group Intercompany Operating Agreement by and among ALLIED Mutual Insurance Company, ALLIED Group, Inc., ALLIED Life Financial Corporation and certain of their subsidiaries.

Exhibit 11 Second Amendment, dated May 16, 1994, to Amended and Restated ALLIED Group Intercompany Operating Agreement by and among ALLIED Mutual Insurance Company, ALLIED Group, Inc., ALLIED Life Financial Corporation and certain of their subsidiaries.

Exhibit 12 Third Amendment, dated December 15, 1994, to Amended and Restated ALLIED Group Intercompany Operating Agreement by and among ALLIED Mutual Insurance Company, ALLIED Group, Inc., ALLIED Life Financial Corporation and certain of their subsidiaries.

Exhibit 13 Second Amended and Restated Reinsurance Pooling Agreement, dated December 14, 1992, by and between ALLIED Mutual Insurance Company, AMCO Insurance Company, ALLIED Property and Casualty Insurance Company and Depositors Insurance Company.

Exhibit 14 First Amendment to Second Amended and Restated Reinsurance Pooling Agreement, dated February 18, 1993, by and between ALLIED Mutual Insurance Company, AMCO Insurance Company, ALLIED
              Property and Casualty Insurance Company and
              Depositors Insurance Company.

Exhibit 15 Second Amendment to Second Amended and Restated Reinsurance Pooling Agreement, dated December 13, 1994, by and between ALLIED Mutual Insurance Company, AMCO Insurance Company, ALLIED
              Property and Casualty Insurance Company and
              Depositors Insurance Company.

Exhibit 16 Third Amendment to Second Amended and Restated Reinsurance Pooling Agreement, dated May 5, 1998, by and between ALLIED Mutual Insurance Company, AMCO Insurance Company, ALLIED Property and Casualty Insurance Company and Depositors Insurance Company.

Exhibit 17 Amended and Restated Management Information Services Agreement, dated January 24, 1997 (to be effective March 1, 1996), by and among AMCO Insurance Company, ALLIED Group Information Systems, Inc., ALLIED Mutual Insurance Company, ALLIED Group, Inc., ALLIED General Agency Company, ALLIED Group Mortgage Company,
              ALLIED Group Leasing Corporation, ALLIED Life Financial Corporation, ALLIED Life Insurance Company, ALLIED Life Brokerage Agency, ALLIED Group Merchant Banking Corporation, ALLIED
              Group Insurance Marketing Company, The Freedom Group, Inc., and Midwest Printing Services, Ltd.

Exhibit 18    First Amendment, dated February 24, 1997, to
              Amended and Restated Management Information
              Services Agreement.

Exhibit 19 The ALLIED Group Joint Marketing Agreement, dated August 30, 1993, by and between ALLIED Life
              Insurance Company, ALLIED Mutual Insurance
              Company, AMCO Insurance Company, ALLIED
              Property and Casualty Insurance Company, and
              Depositors Insurance Company.

Exhibit 20 First Amendment to the ALLIED Group Joint Marketing Agreement, dated November 1, 1993, by and between ALLIED Life Insurance Company, ALLIED Mutual Insurance Company, AMCO
              Insurance Company, ALLIED Property and Casualty Insurance Company, and Depositors Insurance Company.

Exhibit 21 Stock Rights Agreement, dated July 5, 1990, by and between ALLIED Mutual Insurance Company and
              ALLIED Group, Inc.

Exhibit 22    First Amendment, dated November 11, 1992, to the
              Stock Rights Agreement by and between ALLIED
              Mutual Insurance Company and ALLIED Group, Inc.

Exhibit 23 Agency Agreement, dated September 1, 1991, by and between Allied Group Insurance Marketing Company,
              Depositors Insurance Company, and AMCO Insurance
              Company.

Exhibit 24    Amendment, dated February 1, 1992, to the Agency
              Agreement relating to the addition of ALLIED
              Property and Casualty Insurance Company as a party thereto.

Exhibit 25 Addendum A to the Agency Agreement, attached to the Agency Agreement effective January 1, 1994.

Exhibit 26 Intercompany Cash Concentration Fund Agreement, effective as of April 24, 1995, by and among AID Finance Services, Inc. ALLIED Mutual Insurance Company, ALLIED Group, Inc., AMCO Insurance Company, ALLIED Property and Casualty Insurance Company, Depositors Insurance Company Western Heritage Insurance Company, ALLIED Group Leasing Corporation, ALLIED Group Information Systems, Inc., Midwest Printing Services, Ltd., The Freedom Group, Inc., ALLIED General Agency Company,
              ALLIED Life Financial Corporation, ALLIED Life Insurance Company, ALLIED Group Merchant
              Banking Corporation, ALLIED Life Brokerage
              Agency, Inc., ALLIED Group Insurance Marketing Company and ALLIED Group Medical Plan Trust.

Exhibit 27 Aggregate Catastrophe Excess of Loss Reinsurance Agreement, dated May 15, 1997, by and among AMCO Insurance Company, ALLIED Property and Casualty Insurance Company, Depositors Insurance Company, Motor Club of Iowa Insurance Company, and General Reinsurance Corporation and ALLIED Mutual Insurance Company (the Subscribing Reinsurers).

Exhibit 28    Severance Pay Plan, dated May 30, 1998 of the
              Company.

Exhibit 29    Form of Severance Agreement.

Exhibit 30    Amendment, dated June 1, 1998 to the Company's
              Employee Stock Ownership Plan.

Exhibit 31 Consulting Agreement, dated December 14, 1994 by and between John E. Evans and ALLIED Group, Inc., ALLIED Mutual Insurance Company, and ALLIED Life Financial Corporation.

Exhibit 32 First Amendment to Consulting Agreement, dated December 18, 1996 by and between John E. Evans and ALLIED Group, Inc., ALLIED Mutual Insurance Company, and ALLIED Life Financial Corporation.

Exhibit 33 Second Amendment to Consulting Agreement, dated May 13, 1997, by and between John E. Evans and ALLIED Group, Inc., ALLIED Mutual Insurance Company, and ALLIED Life Financial Corporation.

Exhibit 34 Third Amendment to Consulting Agreement, date March 24, 1998, by and between John E. Evans and ALLIED Group, Inc., ALLIED Mutual Insurance Company, and ALLIED Life Financial Corporation.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 2, 1998


                                           ALLIED GROUP, INC.



                                           By:  /s/ Sally J. Malloy
                                                ---------------------------
                                                Name: Sally J. Malloy
                                                Title: Corporate Secretary

                                    ANNEX A

Certain Transactions and Relationships

Intercompany Operating Agreement

     The Company and its subsidiaries are parties to an Intercompany Operating Agreement ("IOA") with ALLIED Life, ALLIED Mutual, and each of their respective subsidiaries. The following summary of the IOA is qualified in its entirety by reference to the full text of the IOA and the amendments thereto, copies of which are filed as Exhibits 9 through 12 hereto and are incorporated herein by reference. The IOA provides for the sharing of employees, office space, agency forces, data processing, and other services and facilities. The IOA extends through December 31, 2004 and continues thereafter subject to any party providing two years notice that such party intends to cease participation.

     The Company leases to ALLIED Mutual and its subsidiaries (except for ALLIED
Life) the employees utilized in their operations for a fee and reimbursement of personnel costs based on certain allocation methods. The Company is obligated to provide the entire requirements for employees to ALLIED Mutual and its subsidiaries (other than ALLIED Life), but ALLIED Mutual reserves the right to hire employees independently rather than leasing them from the Company. The Company has the right to determine the compensation and benefits of all leased employees. However, if the Company wishes to adopt or amend any employee benefit plan or program and pass on the increased costs thereof with respect to employees leased by ALLIED Mutual, it must obtain the approval of ALLIED Mutual (or a joint Compensation Committee consisting of directors of the Company and ALLIED Mutual). The IOA contains a covenant not to compete that binds each of the Company, ALLIED Life, and ALLIED Mutual not to engage in a business that competes with the products or markets of any other party or such party's subsidiaries for the term of the IOA and five years thereafter.

     Any disputes regarding the use of occupancy of facilities or the terms on which property is leased or used are to be referred to the Coordinating Committee, consisting of two directors of each of the Company, ALLIED Mutual and ALLIED Life, for resolution. Decisions of the Coordinating Committee must be unanimous and are binding on the parties. If an issue is not resolved by the Coordinating Committee, it will be submitted to arbitration. In such arbitration, each party to the dispute selects one arbitrator, and if such dispute involves only two parties, such arbitrators select third arbitrator.

     During 1997, the Company received revenues of $2.6 million for employees leased to ALLIED Mutual and certain of ALLIED Mutual's subsidiaries, substantially all of which represented cost reimbursement. The IOA also provides for the leasing by ALLIED Mutual to the Company of substantially all of the office space utilized by the Company and the provision of data processing services by the Company to ALLIED Mutual and its subsidiaries. The Company paid to ALLIED Mutual rent expense for office space of $3.6 million for the year ended December 31, 1997. ALLIED Mutual, the Company, and ALLIED Life share agency forces as well as other services and facilities.

Pooling Agreement

     ALLIED Mutual and the Company's three property-casualty subsidiaries, AMCO Insurance Company ("AMCO"), ALLIED Property and Casualty Insurance Company ("ALLIED Property and Casualty") and Depositors Insurance Company ("Depositors"), are parties to a reinsurance pooling agreement in which the Company's subsidiaries in the aggregate were 64% participants in 1997. The following summary of the Pooling Agreement is qualified in its entirety by reference to the full text of the Pooling Agreement and the amendments thereto, copies of which are filed as Exhibits 13 through 16 hereto and are incorporated herein by reference. The Pooling Agreement provides that ALLIED Mutual, ALLIED Property and Casualty, and Depositors cede to AMCO (the pool administrator) premiums, losses, allocated loss settlement expenses, commissions, premium taxes, service charge income, and dividends to policyholders and assume from AMCO an amount of the pooled property-casualty business equal to their participation in the pooling agreement. The agreement provides that AMCO will pay certain underwriting expenses, unallocated loss settlement expenses, and premium collection expenses for all of the pool participants and receive a fee equal to a specified percentage of premiums. AMCO currently charges each of the other pool participants 12.85% of written premiums for underwriting services, 7.25% of earned premiums for unallocated loss settlement expenses, and 0.75% of earned premiums for premium collection services. During 1997, ALLIED Mutual paid AMCO $71 million in fees under the pooling agreement.

     In the event of a change of control of the Company, ALLIED Mutual may, in its sole discretion at any time after such change of control, (i) terminate the Pooling Agreement as well as the MIS Agreement and IOA upon six months' notice to the Company, AMCO, APC and Depositors, (ii) extend the term of all three agreements for up to 10 additional years beyond December 31, 2004 upon six months' notice to the Company, AMCO, APC and Depositors, or (iii) allow the agreements to continue in effect. A change of control is any event whereby a person, group or entity unaffiliated with the Company or ALLIED Mutual acquires the ownership of 50% or more of the voting stock of the Company. The Pooling Agreement is not assignable.

     In the event of a change of control (whenever ownership of 50% or more of the voting stock of ALLIED Life is acquired by a nonaffiliated party) of ALLIED Life, either the Company or ALLIED Mutual may (i) terminate the IOA and the MIS Agreement (as defined below) on 6 months notice to ALLIED Life, (ii) extend the term of both agreements for up to 10 years beyond December 31, 2004 upon six months' notice, or (iii) allow the agreements to remain in effect without change.

     In the event of a change of control (whenever ownership of 50% or more of the voting stock of the Company is acquired by a nonaffiliated party) of the Company, ALLIED Mutual may (i) terminate all three of the IOA, the Pooling Agreement (as defined below), and the MIS Agreement on six months' notice to the party with respect to which a change of control takes place, (ii) extend the term of all three agreements for up to 10 years beyond December 31, 2004 upon six months' notice, or (iii) allow the agreements to remain in effect without change. ALLIED Life enjoys the same rights of termination on a change of control of the Company with respect to the IOA and the MIS Agreement.

Management Information Services Agreement

     The Company, ALLIED Mutual, ALLIED Life, and other affiliated companies are parties to a Management Information Services Agreement ("MIS Agreement") with AMCO, whereby AMCO provides certain computer services, printing, equipment leasing, and mail and communication services to affiliates on a fee basis. The following summary of the MIS Agreement is qualified in its entirety by reference to the full text of the MIS Agreement and the amendments thereto, copies of which are filed as Exhibits 17 and 18 hereto and are incorporated herein by reference. The agreement terminates on December 31, 2004 and has an extension provision similar to that in the IOA described above. Any disputes under this agreement are to be referred to the Coordinating Committee for resolution. Decisions of the Coordinating Committee must be unanimous and are binding on the parties. If an issue is not resolved by the Coordinating Committee, it will be submitted to arbitrators for resolution. For the year 1997, amounts paid to AMCO and certain subsidiaries of the Company by ALLIED Mutual, ALLIED Life and their subsidiaries under the MIS Agreement were $2.5 million.

     In the event of a change of control of ALLIED Life, either the Company or Mutual may, in its sole discretion at any time after such change of control,
(i) terminate the MIS Agreement and IOA upon six months' notice to ALLIED Life,
(ii) extend the term of the MIS Agreement and IOA for up to 10 additional years beyond December 31, 2004 upon six months' notice to ALLIED Life, or (iii) allow the agreements to continue in effect. A change of control is any event whereby a person, group or entity unaffiliated with ALLIED Life or ALLIED Mutual acquires the ownership of 50% or more of the voting stock of ALLIED Life. In the event of a change of control of the Company, ALLIED Mutual may, in its sole discretion at any time after such change of control, (i) terminate the Pooling Agreement, the MIS Agreement and IOA upon six months' notice, (ii) extend the term of all three agreements for up to 10 additional years beyond December 31, 2004 upon six months' notice to the Company, AMCO, ALLIED Property and Casualty and Depositors, or (iii) allow the agreements to continue in effect. ALLIED Life enjoys the same rights with respect to the MIS Agreement and the IOA in the event of a change of control of the Company. A change of control is any event whereby a person, group or entity unaffiliated with the Company or ALLIED Mutual acquires the ownership of 50% or more of the voting stock of the Company.

Joint Marketing Agreement

     AMCO, ALLIED Property and Casualty, and Depositors are parties to the ALLIED Group Joint Marketing Agreement ("JMA") with ALLIED Mutual and ALLIED Life Insurance Company ("ALIC"). The following summary of the JMA is qualified in its entirety by reference to the full text of the JMA and the amendments thereto, copies of which are filed as Exhibits 19 and 20 hereto and are incorporated herein by reference. The JMA requires ALLIED Mutual and the Company's property-casualty subsidiaries to promote to their customers and agents the sale of the products of ALIC. The JMA provides for payment by ALIC to AMCO (as pool administrator for the property-casualty companies) of an annual access fee of $100,000 plus an annual new production incentive fee ("NPIF"), calculated based on the percentage increase from the preceding year's production credit premiums for ALIC produced by the independent property-casualty agencies representing ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors ("ALLIED agencies"). The annual NPIF is not payable unless production credit premiums increase by at least 10% over the prior year and is capped at an increase of 25% over the prior year. For the year ended December 31, 1997, the fee incurred by ALIC under the JMA totaled $100,000. The JMA also provides for joint systems development, including joint data bases of customers and agents, multiple account billing systems, marketing plans and promotions, and other systems to be developed. Development costs are to be allocated on a mutually agreeable basis reflecting projected and actual utilization of the systems.

     The JMA continues to the year 2008 and continues thereafter subject to termination on two years notice given by any party. The JMA contains a non-compete provision structured along product lines which are applicable during the term of the JMA and for a period of ten years thereafter. The non-compete provision prevents

ALLIED Mutual and the property-casualty subsidiaries of the Company, directly or indirectly through any subsidiary, affiliate, joint venture or partnership from selling life insurance or annuities in the states where ALIC now sells these life products (or on termination of the JMA, any states where the life insurance and annuity products are sold by ALIC). ALLIED Mutual and the property-casualty subsidiaries, which are not licensed to sell life insurance or annuity products, do not operate in all the states in which ALIC operates. The JMA non-compete provision also prevents ALIC from offering property-casualty products in states in which ALLIED Mutual and the property-casualty subsidiaries of the Company now operate. In the event of a change of control of ALIC or ALLIED Life (whenever ownership of 50% or more of the voting stock is acquired by a nonaffiliated party), the Company, ALLIED Mutual, or any of the Company's property-casualty subsidiaries may (i) terminate it upon six months' notice; (ii) extend the term for up to ten additional years beyond 2008; or (iii) allow the JMA to continue in effect without change. Those three rights are also given to ALIC in the event of a change of control of the Company, any of its property-casualty subsidiaries or ALLIED Mutual. Disputes are to be resolved by the Coordinating Committee. Decisions of the Coordinating Committee must be unanimous and are binding on the parties. If the Coordinating Committee fails to resolve an issue, it would be submitted to arbitration. In such arbitration, one arbitrator will be appointed jointly by ALLIED Mutual and the Company's property-casualty subsidiaries and a second arbitrator will be appointed by ALLIED Life. Both arbitrators so selected will jointly select a third arbitrator.

Other Arrangements and Transactions

     The Company and ALLIED Mutual are parties to a Stock Rights Agreement which expires in 2005. Under the Stock Rights Agreement, ALLIED Mutual is entitled to nominate and the Company is required to use its best efforts to cause the election or retention of a number of members of the Company's Board of Directors in proportion to ALLIED Mutual's percentage ownership of the total number of shares of the Company's voting stock outstanding at the time of nomination. In addition, the Company is required to elect to its Executive Committee at least one Company director who has been nominated by ALLIED Mutual but who is not an officer or employee of ALLIED Mutual, and the Company must limit the number of directors serving on the Executive Committee to five at any time. The Stock Rights Agreement restricts the ability of ALLIED Mutual to grant proxies to other than affiliated individuals and to solicit other stockholders of the Company. ALLIED Mutual has incidental registration rights and three demand registration rights with respect to the 6-3/4% Preferred. The preceding summary of the Stock Rights Agreement is qualified in its entirety by reference to the full text of the Stock Rights Agreement and the amendment thereto, copies of which are filed as Exhibits 21 and 22 hereto and are incorporated herein by reference.

     The Company and its affiliates pool their excess cash into a short-term investment fund pursuant to the Intercompany Cash Concentration Fund Agreement. The fund, administered by AID Finance Services, Inc. (an affiliate of the Company), also issues short-term loans (30 days or less) to affiliated companies in accordance with the current intercompany borrowing policy. At December 31, 1997, the Company had several unsecured notes payable totalling $5.9 million, bearing interest rate at 8.8%. The Company and its affiliates pay to AID Finance Services, Inc. a management fee (5 basis points of invested assets) which is offset against investment income. At December 31, 1997, $8.3 million was invested in the fund by the Company and its subsidiaries, which is carried as a short-term investment. Interest earned by the Company and its subsidiaries from the fund during 1997 was $477,000. Interest expense paid to AID Finance Services, Inc. during 1997 amounted to $424,000. The preceding summary of the Intercompany Cash Concentration Fund Agreement is qualified in its entirety by reference to the full text of the Intercompany Cash Concentration Fund Agreement, a copy of which is filed as Exhibit 26 hereto and is incorporated herein by reference.

     ALLIED Group Insurance Marketing Company ("AGIMC"), a wholly-owned subsidiary of AID Finance Services, Inc., markets insurance products for the Company's property-casualty subsidiaries on a commission basis pursuant to an Agency Agreement. The Company's share of commissions paid to AGIMC was $3.7 million for the year ending December 31, 1997. The Agency Agreement and amendments thereto are filed as Exhibits 23 through 25 hereto and are incorporated herein by reference.

     The Company paid premiums to ALLIED Life for term life insurance on the Company's employee group in the amount of $468,000 in 1997.

     The property-casualty subsidiaries of the Company paid premiums to ALLIED Mutual in the amount of $2.9 million in 1997 for ALLIED Mutual's participation in a reinsurance agreement with General Re-Insurance Company. There were recoveries from ALLIED Mutual in the amount of $2 million. The reinsurance agreement for 1997 is filed as Exhibit 27 hereto and is incorporated by reference herein.

     On December 31, 1997, State Street Bank and Trust Company, as the ESOP Trustee, purchased for the ESOP Trust 18,865 shares of Common Stock from the Company for $540,000.

     AMCO administers many of the bank accounts for the affiliated ALLIED companies. During the fiscal year 1997, AMCO issued checks in payment of certain transactions between affiliated ALLIED companies and the companies of certain directors of the Company. During 1997, ALLIED Mutual, as owner of the ALLIED office buildings, paid $214,000 for construction services to Taylor Ball, of which John P. Taylor, a director of the Company, is CEO and Chairman. It is anticipated that in 1998 ALLIED Mutual will continue to use the construction services of Taylor Ball and that AMCO will issue the checks on behalf of ALLIED Mutual in payment for the construction services.

     During the year ended December 31, 1997, ALLIED Mutual, the Company, and its subsidiaries paid $1 million in fees and media costs to J.D. Evans & Associates, of which Julie Evans (daughter of John E. Evans) is a stockholder.

     Donald S. Willis, a Director of the Company, is a majority stockholder of Willis and Moore, Inc., a general insurance agency. During 1997, ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors paid $233,000 in property-casualty commissions and profit share to Willis and Moore, Inc. These commissions and profit share were paid on the same basis and terms as those paid to unrelated agencies.

     During 1997, directors and executive officers of the Company purchased insurance or obtained residential mortgages from the Company or its subsidiaries on terms comparable to those offered in the normal course of business to nonaffiliated customers. In addition, corporations of which Company directors are executive officers purchased insurance from the Company's subsidiaries and ALLIED Mutual in the ordinary course of business during 1997.

Amendment to Employee Stock Ownership Plan

     On June 1, 1998, the Board of Directors of the Company, acting upon the recommendation of the Compensation Committee of the Board, amended the ALLIED Group Employee Stock Ownership Plan ("ESOP") to provide that participants in the ESOP (including executive officers) will be fully vested in their accounts upon the occurrence of a "Change in Control" (as defined below) and to clarify that surplus assets following such a Change in Control will generally be allocated based on the same formula applicable to employer contributions. The amendment to the ESOP is filed as Exhibit 30 hereto and is incorporated by reference herein.

     For purposes of the foregoing, a "Change in Control" shall be deemed to have occurred upon the first to occur of the following:

     (i) Any person other than (a) a trustee or other fiduciary holding securities under an employee benefit plan of the Company, (b) a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company, or (c) ALLIED Mutual, is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing twenty percent (20%) or more of the total voting power represented by the Company's then outstanding voting securities; or

     (ii) During any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board plus any new Director
          (a) whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the Directors at the beginning of the period or whose election or nomination for election was previously so approved or (b) whose nomination for election by the Company's shareholders was made pursuant to the Stock Rights Agreement between the Company and ALLIED Mutual, cease for any reason to constitute a majority thereof; or

 (iii) The shareholders of the Company approve a merger or consolidation of the Company with any other corporation (and such merger or consolidation is in fact consummated), other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least eighty percent (80%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets , provided that such merger, consolidation, liquidation, sale or disposition, as the case may be, is actually consummated.

Amendment to John Evans Consulting Agreement

     The consulting agreement between the Company, ALLIED Mutual, ALLIED Life and John Evans, which is described in the 1998 Proxy Statement, was amended on March 24,1998 to provide for a decrease in the annual compensation payable to Mr. Evans from $180,000 to $120,000. Such annual compensation is consideration for consulting services rendered by Mr. Evans and is prorated among the Company, ALLIED Mutual and ALLIED Life. The consulting agreement and the amendments thereto are filed as Exhibits 31 to 34 hereto and are incorporated herein by reference.

Change of Control Provisions in Long-Term Management Incentive Plan

     As discussed in the 1998 Proxy Statement, the Company maintains a Long-Term Management Incentive Plan (the "Long-Term Plan") which provides for the award of stock options, stock appreciation rights ("SAR's") and shares of restricted stock. On March 10, 1998, the following option grants were made to executive officers of the Company: Douglas L. Andersen - 25,000 options, W. Kim Austen - 7,500 options, Steven A. Biggi - 15,000 options, Marla J. Franklin - 8,000 options, James J. Hachenbucher - 10,000 options, Michael D. Holmes - 15,000 options, Steven P. Larsen - 15,000 options, Charles H. McDonald - 5,000 options, Michael L. Pollard - 12,000 options, Stephen S. Rasmussen - 18,000 options, Scott E. Reddig - 10,000 options,

Jamie H. Shaffer - 15,000 options, Edward E. Sullivan - 10,000 options and Kirt
A. Walker - 7,500 options. Additionally, on May 30, 1998, Paul J. Curran was granted 5,000 shares of restricted stock pursuant to the Long-Term Plan. The Long-Term Plan provides that upon a change of control (as defined in the Long-Term Plan), all options and SAR's shall become immediately exercisable, and any restriction periods and restrictions imposed on restricted stock will lapse.

Amendment to Stock Option Plans

          On May 30, 1998, the Compensation Committee of the Company's Board of Directors, seeking to provide parallel treatment of employee stock options upon a change in control, determined that it would interpret the Company's Restated and Amended Stock Option Plan and Nonqualified Stock Option Plan (together, the "Option Plans") in the same manner as the Long Term Plan with respect to a change in control. On June 1, 1998, the Board of Directors approved and ratified the action of the Compensation Committee.

Severance Plan and other Agreements

     On May 30, 1998, the Compensation Committee of the Company's Board of Directors, following publication of the Offer and after consideration of the potentially destabilizing effects of the pendency of such proposal on the morale and retention of Company employees, approved the adoption by the Company of a severance policy applicable to the Company's salaried and hourly employees and approved the entry by the Company into separate severance agreements (the "Severance Agreements") with executives and certain other employees of the Company. On June 1, 1998, the Board of Directors approved and ratified these actions of the Compensation Committee. The following is a summary of the ALLIED Group, Inc. Severance Pay Plan (the "Severance Pay Plan"). This summary is qualified in its entirety by reference to the full text of the Severance Plan, a copy of which is filed as Exhibit 28 hereto and is incorporated herein by reference.

     The Severance Plan provides for certain benefits to eligible employees following an involuntary termination of employment or Company-approved resignation. The benefits consist of a lump sum payment equal to one week's base salary for each full calendar year of employment and continuation of health benefits for approximately the same period as is used to calculate the lump sum payment. Benefit continuation terminates when the employee becomes eligible to receive benefits from another employer. An employee is not eligible to receive severance benefits if his termination of employment is due to death, transfer of employment to an affiliate or successor of the Company or for "Cause."

     "Cause" is generally defined as with respect to the termination of an eligible employee's employment with the Company, termination (or deemed termination) because the employee has consistently failed to function as required by Company standards. In the event an employee's employment terminates for any reason and the plan administrator subsequently determines that Cause for termination existed at the time the employee's employment terminated, such employee shall be deemed to have been terminated for Cause.

     Enhanced benefits are provided to employees who are terminated, whose employment has been adversely affected, or who resign with the Company's approval following a change in control (as defined above). The enhanced benefits consist of an additional lump sum payment equal to employee's base salary for a period equal to the greater of three months or from the date of termination of employment through the first anniversary of the change in control, benefit continuation for the additional period, and outplacement services to be provided at the expense of the Company.

     The Severance Agreement, the form of which is filed as Exhibit 29 hereto and is incorporated herein by reference, generally provides that in the event of any involuntary termination or constructive termination of employment (including a material reduction in responsibilities, a reduction in base pay or incentive compensation opportunities or a involuntary relocation) within the two year period following a change in control an employee who is a party to such an agreement would receive, in lieu of any other severance, a lump sum payment equal to one year's base pay plus the employee's highest bonus over the preceding two years and benefit continuation for eighteen months following the termination of employment (or until the employee becomes eligible for benefits under new employer). For a small number of employees, the benefit would be a lump sum severance payment equal to two times annual base salary plus the employee's highest bonus over preceding two years and benefit continuation for eighteen months following the termination of employment (or until the employee becomes eligible for benefits under new employer). In the event that such severance payments would subject the employee to an excise tax imposed under section 4999 of the Internal Revenue Code of 1986, as amended, the amount of the severance otherwise payable will generally be reduced to avoid the imposition of such excise tax.

     The Company has offered Severance Agreements that provide for a severance equal to two times the employee's base salary and higher bonus over the preceding two years to the following executive officers of the Company: Douglas
L. Andersen, Michael D. Holmes, and Stephen S. Rasmussen. The Company has also offered such agreements to six other employees, who are not executive officers.


     The Company has offered Severance Agreements that provide for a severance equal to the employee's base salary and higher bonus over the preceding two years to the following officers and other senior executives of the Company:
Cheryl M. Critelli, Paul J. Curran, Marla J. Franklin, Sally Malloy, Charles H. McDonald, George T. Oleson, and Jamie H. Shaffer. The Company has also offered such agreements to 34 other employees, who are not executive officers.

     The Company has calculated that the maximum aggregate lump sum that could be payable pursuant to all of the Severance Agreements described above (including non-executive officers), assuming termination of each of these individuals, is approximately $9.2 million.

                                    ANNEX B

ITEM 6(a)

     (i) The Company. In response to a sharp decline in the market price of the Company's Shares following the announcement on May 5, 1998 of changes to its Pooling Agreement, the Company announced an increase in its previously authorized stock repurchase program. Between May 7, 1998 and May 14, 1998, the Company repurchased in the open market an aggregate of 557,600 Shares pursuant to its previously announced stock repurchase program on the date, in the amounts and at the prices listed below:

  Date of Purchase  Number of Shares  Price per Share          Total

      May 7, 1998            125,000         $26.0000  $3,256,250.00

      May 8, 1998             25,000         $26.1875  $  655,937.50

      May 8, 1998            100,000         $26.0000  $2,605,000.00

      May 11, 1998            25,000         $27.0000  $  676,250.00

      May 11, 1998            51,000         $27.0000  $1,379,550.00

      May 12, 1998           164,100         $27.1250  $4,459,417.50

      May 13, 1998            29,000         $27.6250  $  802,575.00

      May 13, 1998            16,600         $27.6634  $  460,042.44

      May 14, 1998            21,900         $27.4977  $  603,294.63


The Company has not purchased any Shares since May 14, 1998.

     (ii) ALLIED Group, Inc.'s Executive Officers and Directors.

     On April 23, 1998, Charles H. McDonald, Vice President of the Company, sold 9,000 Shares at a price of $31.6806 per Share.

     On April 24, 1998, Mr. McDonald sold 2,000 Shares at a price of $31.5625 per Share.

     On April 27, 1998, Mr. McDonald sold 1,000 Shares at a price of $31.5000 per Share.

     On April 28, 1998, Steve A. Biggi, Regional Vice President of certain subsidiaries, exercised outstanding stock options to acquire 3,936 Shares at a price per Share that ranged between $10.778 and $17.889 and sold 1,968 Shares the same day at a price per Share of $31.4375. He exercised 843 cash-only SARs with exercise prices of from $10.778 to $17.889 and a fair market value of $31.563.

     On April 29, 1998, W. Kim Austen, Regional Vice President of certain subsidiaries, exercised outstanding stock options to acquire 15,184 Shares at a price per Share that ranged between $10.7778 and $17.8889 and sold 12,684 Shares the same day at a price per Share of $30.7147. He exercised 844 cash-only SARs at exercise prices of from $10.778 to $17.8889 and a fair market value of $30.7813.

     On May 7, 1998, Douglas L. Andersen, Chief Executive Officer and President of the Company acquired 474 Shares at a price of $26.6875 per Share.

     On May 11, 1998, Jamie H. Shaffer, Senior Vice President and Chief Financial Officer of the Company, acquired 500 Shares at a price of $27.00 per Share.

     On May 12, 1998, Harold S. Carpenter, a Director of the Company, acquired 10,000 Shares at a price of $27.1875 per Share.

     On May 13, 1998, Michael D. Holmes, Vice President of the Company, exercised outstanding stock options to acquire 5,625 Shares at a price per Share of $17.1667.

     On May 14, 1998, Harold S. Carpenter, a Director of the Company, acquired 5,000 Shares at a price of $27.5000 per Share.

     (iii)  Employee Stock Purchase Plan

     Other transactions include regular on-going acquisitions through the Company's Employees Stock Purchase Plan.

                                      B-2